EXHIBIT 99.1

News Release dated November 20, 2023, Suncor Energy closes purchase of TotalEnergies’ Canadian operations

New Release

FOR IMMEDIATE RELEASE

Suncor Energy closes purchase of TotalEnergies’ Canadian operations

All financial figures are in Canadian dollars, unless noted otherwise

Calgary, Alberta (November 20, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) announced today it has closed the transaction to purchase TotalEnergies EP Canada Ltd., which includes the remaining 31.23% working interest in the Fort Hills Project.

The $1.468 billion purchase price is subject to closing adjustments typical of transactions of this nature and is based on an effective date April 1, 2023.

As a result of this transaction, Suncor wholly owns the Fort Hills Project, which is located in Alberta’s Athabasca region, 90 kilometres north of Fort McMurray.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North America Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3